TASEKO MINES LIMITED
Management’s Discussion and Analysis

This management’s discussion and analysis ("MD&A") is intended to help the reader understand Taseko Mines Limited (“Taseko”, “we”, “our” or the “Company”), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes thereto, prepared in accordance with IFRS for the three-month and six-month periods ended June 30, 2013 (collectively, the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2012, prepared in accordance with IFRS, the related MD&A, and the most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

This MD&A is prepared as of August 6, 2013. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

TASEKO MINES LIMITED
Management’s Discussion and Analysis

HIGHLIGHTS

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2013	2012	Change	2013	2012	Change
Revenues	68,191	74,377	(6,186)	128,341	129,730	(1,389)
Gross profit before depreciation[2]	12,923	24,686	(11,763)	32,516	48,756	(16,240)
Gross profit	4,592	19,758	(15,166)	17,806	40,085	(22,279)
Net earnings (loss)	(14,721)	5,761	(20,482)	(25,203)	(492)	(24,711)
Per share (“EPS”) [1]	(0.08)	0.03	(0.11)	(0.13)	0.00	(0.13)
Adjusted net earnings (loss) [2]	(10,187)	5,867	(16,054)	(13,045)	8,927	(21,972)
Per share (“adjusted EPS”) [1,2]	(0.05)	0.03	(0.08)	(0.07)	0.05	(0.12)
EBITDA [2]	(2,871)	17,219	(20,090)	(5,067)	16,134	(21,201)
Adjusted EBITDA [2]	3,175	17,361	(14,186)	11,144	28,694	(17,550)
	June 30,	Mar 31,		June 30,	Dec. 31,
	2013	2013	Change	2013	2012	Change
Cash flows provided (used) in operations	27,732	(7,494)	35,226
Cash and equivalents	93,496	69,145	24,351	93,496	134,995	(41,499)
Non-cash working capital [2]	25,045	45,501	(20,456)	25,045	18,500	6,545
Net debt [2]	192,628	193,831	(1,203)	192,628	117,865	74,763
Equity	452,936	466,286	(13,350)	452,936	469,808	(16,872)

1 Calculated using weighted average number of shares outstanding under the basic method.
2 Gross profit before depreciation, adjusted net earnings (loss), adjusted EPS, adjusted EBITDA, and net debt are non-GAAP financial performance measures with no standard definition under IFRS. See pages 18-21 of this MD&A.

  Increase in cash and cash equivalents of $24.4 million driven by strong operating cash flow of $27.7 million;

  Second consecutive quarter of decreased net operating cost of production, $0.36 per pound decrease compared to Q4 2012 due to increased copper production; and

  Total sales of copper in the second quarter rose by 25% to 27.8 million pounds as a result of increased production as well as improved inventory and logistics management.

Gross profit before depreciation for Q2 2013 compared to Q2 2012 was impacted by:

  A decrease in revenues primarily from a 10% decrease in average realized copper prices;

  A decline in head grade due to short term mining of lower grade ore as a function of mine plan development;

  An increase in mining costs as a function of the 44% increased tons mined (22.7 million tons compared to 15.8 million tons in Q2 2012); and

  Lower mill availability due to planned and unplanned maintenance.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

REVIEW OF OPERATIONS

Gibraltar mine

Operating Data (100% basis)	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012
Tons mined (millions)	22.7	22.6	17.9	16.8	15.8
Tons milled (millions)	5.8	4.3	4.2	4.3	3.9
Strip ratio	3.3	3.3	2.9	2.8	3.4
Copper concentrate
Grade (%)	0.281	0.318	0.298	0.321	0.334
Recovery (%)	85.8	84.8	84.8	82.8	88.1
Production (million pounds Cu)	28.1	23.2	21.2	22.9	23.0
Sales (million pounds Cu) [6]	27.8	22.4	23.0	21.2	27.2
Inventory (million pounds Cu) [5]	3.5	3.3	2.5	4.3	2.6
Copper cathode
Production (million pounds)	-	-	0.2	0.7	0.9
Sales (million pounds)	-	-	0.5	0.9	0.7
Molybdenum concentrate
Grade (%)	0.011	0.011	0.009	0.009	0.013
Recovery (%)	26.4	38.2	31.0	33.7	36.7
Production (thousand pounds Mo)	333	355	223	276	379
Sales (thousand pounds Mo)	317	337	215	279	361
Per unit data (US$ per pound) [1,4]
Operating costs of production[1,2]	$2.09	$2.28	$2.47	$2.29	$1.85
By-product credits [3]	(0.15)	(0.21)	(0.17)	(0.15)	(0.23)
Net operating costs of production [1]	$1.94	$2.07	$2.30	$2.14	$1.62
Off-property costs	0.40	0.38	0.42	0.36	0.43
Total operating costs 1, [7]	$2.34	$2.45	$2.72	$2.50	$2.05

1 Operating costs of production, net operating costs of production and total operating costs are non-GAAP financial performance measures with no standard definition under IFRS. See pages 18-21 of this MD&A.
2 Operating costs of production are comprised of direct mining and processing costs which include personnel costs, mine site general & administrative costs, non-capitalized stripping costs, maintenance & repair costs, operating supplies and external services. It excludes capitalized stripping cost, per IFRIC 20. Non-cash costs such as share-based compensation and depreciation have been also excluded.
3 By-product credits are calculated based on actual sales of molybdenum and silver for the period divided by the total pounds of copper produced during the period.
4 Per unit data may not sum due to rounding.
5 Balance of finished goods inventory as at the end of the period.
6 Copper pounds sold reflect total copper pounds sold to our customers. A net smelter payable deduction of approximately 3.5% is applied to derive net pounds of copper sold.
7 These numbers have been restated due to the impact of IFRIC 20. See note 20 of our condensed consolidated interim financial statements.

In the second quarter 2013, Gibraltar mined 22.7 million tons of material, which was comparable to the 22.6 million tons mined in the first quarter of 2013 and a 44% increase over tons mined in the second quarter of 2012.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

The second quarter of 2013 is the first quarter Gibraltar operated as a two-line facility. Ramp up of Concentrator #2 progressed well during the second quarter as operations and maintenance crews continued to fine tune and optimize equipment and operating parameters. Concentrator #2 has met all expectations and is beginning to consistently achieve throughput and recovery design criteria. With Concentrator #2 now online, Gibraltar will no longer be as dramatically impacted by mill downtime as it has in the past.

Overall availability of both concentrators was 83% for the quarter, 11% lower than the targeted rate of 93.5% . In total Gibraltar milled 5.8 million tons in the second quarter of 2013, an increa ase of 35% over the 4.3 million tons milled in the first quarter of 2013 and a 49% increase over the 3.9 million tons milled during the second quarter of 2012.

Copper recoveries in both concentrators improved during the second quarter, averaging 86%, and are expected to continue to improve throughout the second half of 2013.

The increase in tons milled and improved copper recoveries were partially offset by lower copper head grade. Total copper production during the second quarter of 2013 was 28.1 million pounds, a 21% increase over pounds produced in the first quarter of 2013 and a 22% increase over the second quarter of 2012.

After six years of seasonal operation, Gibraltar’s SX/EW plant will remain temporarily idled through the balance of 2013. This will provide time for the oxide dumps to be reconditioned in order to improve the future recovery of oxide copper and will also allow the operations team to focus on the ramp up of the new concentrator. It is expected that the SX/EW plant will restart in the spring of 2014.

Molybdenum production for the second quarter was 333,000 pounds, a slight reduction from the previous quarter. Commissioning of the new molybdenum separation facility resulted in below target molybdenum recover ries, which are expected to improve in the coming months.

Figure 5: Net operating costs of production1,2 per pound (Q1 2013 compared to Q2 2013)

TASEKO MINES LIMITED
Management’s Discussion and Analysis

1 Net operating costs of production is a non-GAAP financial performance measure with no standard definition under IFRS. See pages 18-21 of this MD&A.
2 Per unit costs of production may not sum due to rounding.

In the second quarter of 2013, net operating costs per pound of copper produced was US$1.94, a 6% decrease over the US$2.07 per pound in the first quarter 2013. The key driver leading to the decrease was the 21% increase in copper production and business improvement initiatives. This was partially offset by the added maintenance and consumables costs driven by the ramp up activities of Concentrator #2.

MARKET REVIEW

Copper had one of its worst performing quarters since late 2011 as prices fell 12%, to just over three dollars per pound. A key factor in the copper price decline was concern over the US reducing its quantitative easing due to signs of a recovering economy. During the second quarter, some economists cut Chinese growth forecasts for the second half of 2013 as interbank borrowing costs climbed to a record high. The effect of high global London Metals Exchange (LME) copper inventories and continued delays to physically remove copper from the warehouses still weighs on pricing. During the quarter, cancelled warrants reached a new record of 375,000 tons, which represented more than half of global inventories.

Results of operations are affected by the Canadian dollar/US dollar exchange rate. Product sales are denominated in US dollars while the majority of operating expenses are denominated in Canadian dollars. Fluctuations in the Canadian dollar/US dollar exchange rate can have a significant effect on operating results; however, changes in this rate have historically been correlated with offsetting changes in copper prices which have mitigated this effect. Fluctuations in the Canadian dollar/US dollar exchange rate will also have an effect on the net operating cash costs of production as reported in US$ per pound.

REVIEW OF PROJECTS

New Prosperity project

On September 20, 2012, the Environmental Impact Statement (EIS) was submitted to the three-member Review Panel established for the federal environmental assessment of the project and, following a review period, the panel responded with a list of information requests that they considered necessary prior to proceeding to public hearings. The Company submitted responses to these requests on February 28, 2013. The panel responded with a short list of supplemental information requests on March 28, 2013. The Company submitted responses to the supplemental requests on June 5, 2013.

On June 20, 2013, the Company announced that the Review Panel is advancing the project into public hearings, the final stage of the public review process. The 30–day hearings began on July 22, 2013 in Williams Lake and surrounding communities. Once the public hearings conclude, the Review Panel will have a maximum of 70 days to write and submit a report to the federal Minister of Environment. The Government of Canada will then have a maximum of 120 days to decide if it should grant the necessary authorizations for the project to proceed.

Aley project

The current focus on the Aley niobium project is upgrading the resources announced in March 2012 to a NI 43-101 compliant reserve. Ore reserve definition drilling was completed in 2012 and metallurgical, process, and construction engineering requirements are scheduled to be concluded in the second half of 2013. Baseline environmental studies are ongoing.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

FINANCIAL PERFORMANCE

Earnings

	Three months ended June 30			Six months ended June 30
(Cdn$ in thousands)	2013	2012	Change	2013	2012	Change
Net earnings (loss)	(14,721)	5,761	(20,482)	(25,203)	(492)	(24,711)
Unrealized loss (gain) on derivatives	(4,830)	(1,470)	(3,360)	(6,815)	14,014	(20,829)
Gain on sale of marketable securities	(13)	(642)	629	(47)	(877)	830
Write-down of marketable securities	4,363	-	4,363	13,750	-	13,750
Unrealized (income) loss on DCDs	-	(97)	97	-	(268)	268
Non-recurring other expenses (income)	-	-	-	(430)	-	(430)
FX translation (gains) losses	6,526	2,351	4,175	9,753	(309)	10,062
Estimated tax effect of adjustments	(1,512)	(36)	(1,476)	(4,053)	(3,141)	(912)
Adjusted net (loss) earnings [1]	(10,187)	5,867	(16,054)	(13,045)	8,927	(21,972)

1 Adjusted net earnings is non-GAAP financial performance measures with no standard definition under IFRS. See pages 18-21 of this MD&A.

In the second quarter of 2013, the Company realized a net loss of $14.7 million, compared to net earnings of $5.8 million in the prior-year quarter. Included in net earnings are a number of items that management believes require adjustment in order to better measure the underlying performance of the business, and has presented these items in the table above.

Unrealized gains/losses on derivatives can vary materially each period and have a significant impact on earnings. These swings are a result of the derivatives comprising our hedge program at the balance sheet date, and marking-to-market this copper hedge position using the forward copper price as at the balance sheet date. The hedge position at the end of June 2013 consisted of put options for approximately 50% of Taseko’s share of Gibraltar’s estimated copper production for the remainder of 2013 and put options hedging 40% of our share of estimated production for the first quarter of 2014.

The foreign currency translation impact and the unrealized gains and losses on the derivative instruments are removed from the adjusted net earnings measure as they are not indicative of a realized economic gain/loss or the underlying performance of the business in the period. The realized gains/losses on these monetary items and derivative positions are reflected in net earnings in the period in which the position is settled.

It should also be noted that 2012 comparative figures have been adjusted to reflect a change in International Financial Reporting Standards (“IFRS”) regarding stripping costs in the production plans of a surface mine. Prior to the change, there was no standard in IFRS on this matter and we followed the standard that existed under Canadian GAAP, which limited capitalization of such costs. The change should improve conformity and comparability between mining companies subject to IFRS and places us on the same footing as our international peers.

As a result of the new accounting standards for deferred stripping, $10.9 million of stripping costs were capitalized in 2012. Figures for 2012 have been restated so that all figures are presented on a comparable basis. This new standard results in a decrease in production costs and an increase in depreciation expense. The effect of the new standard on the second quarter and year-to-date results for 2013 is set out in the table below:

TASEKO MINES LIMITED
Management’s Discussion and Analysis

	Three months ended	Six months ended
(Cdn$ in thousands)	June 30, 2013	June 30, 2013
Additional amounts capitalized	4,600	8,645
Additional depreciation	(763)	(1,289)
Inventory change	(834)	(834)
Effect on gross profit	3,003	6,522
Tax effect	(1,043)	(2,266)
Net effect on profit attributable to shareholders	1,960	4,256

Revenues

	Three months ended June 30			Six months ended June 30
(Cdn$ in thousands)	2013	2012	Change	2013	2012	Change
Copper concentrate	64,911	68,450	(3,539)	121,337	117,691	3,646
Copper cathode	-	1,805	(1,805)	33	1,877	(1,844)
Total copper sales	64,911	70,255	(5,344)	121,370	119,568	1,802
Molybdenum concentrate	2,517	3,264	(747)	5,252	8,554	(3,302)
Silver contained in copper concentrate	763	858	(95)	1,719	1,608	111
	68,191	74,377	(6,186)	128,341	129,730	(1,389)
(thousands of pounds, unless otherwise noted – 75% basis)
Copper in concentrate[1]	20,057	19,252	805	36,201	31,987	4,214
Average realized copper price (US$ per pound) [2]	3.16	3.52	(0.36)	3.30	3.66	(0.36)
Average LME copper price (US$ per pound)	3.20	3.57	(0.37)	3.42	3.67	(0.25)

1 Copper pounds sold reflect net copper pounds sold to our customers. A net smelter payable deduction of approximately 3.5% is applied to derive net pounds of copper sold.
2 The average exchange rate for second quarter 2013 and first half 2013 were CAD/USD $1.0235 and $1.0161, respectively (2012: $1.0101 and $1.0056) .

Copper sales volumes during the second quarter increased 4% over the second quarter 2012. This was predominately driven by a 17% increase in production offset by a 34% increase in closing inventory. The increase in closing inventory was a result of the Company increasing the capacity of the transportation pipeline to the shipping terminal. Production increased by 21% over the first quarter 2013 to 28.1 million pounds from 23.2 million pounds as a result of Concentrator #2 ramping up.

Copper revenues during the quarter decreased 7% in comparison to the second quarter 2012. Offsetting the increase in copper sales was a decline in the realized copper price from US$3.52 to US$3.16 per pound, a 10% decrease which resulted in a decline in revenues. London Metals Exchange (LME) copper prices averaged US$3.20 per pound in second quarter 2013, down 10% compared to US$3.57 per pound in second quarter 2012. The Company’s average realized copper price of US$3.16 for the second quarter 2013 is lower than the LME average price of US$3.20 per pound, due to the fair value of provisional sales with a declining copper price. Provisional sales are priced using the LME copper forward curve, based upon the month in which they are scheduled to settle, which has declined hence yielding a lower copper sales price upon final settlement. Molybdenum revenues have decreased 23%, due to a 12% reduction in sales volumes and the impact of the decline in molybdenum prices quarter over quarter.

For the six months ended June 30, 2013, total revenues decreased by $1.4 million, or 1%, over the prior-year period. Copper revenues increased by 1% in the first half of 2013 compared to 2012 due to a 11% increase in copper sales volumes offset by a 10% decrease in average realized copper prices. LME copper prices averaged US$3.42 per pound in the first half of 2013, down 7% compared to US$3.67 per pound in the first half of 2012. Our average realized copper price of US$3.30 per pound for the six months ended June 30, 2013 was 4% lower than the LME average for the period.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Molybdenum revenues for the six months ended June 30, 2013 totaled $5.3 million, a decrease of 38% over the $8.6 million in the comparable prior-year period. The decrease in revenues was due to a combined effect of both a 21% decrease in sales volumes period-over-period and the weakening seen in moly oxide prices, down 19% from the monthly average price of US$13.21 per pound, a year ago.

Cost of sales

	Three months ended June 30			Six months ended June 30
(Cdn$ in thousands)	2013	2012	Change	2013	2012	Change
Direct mining costs	45,145	33,389	11,756	85,159	67,751	17,408
Depreciation	8,331	4,928	3,403	14,710	8,671	6,039
Treatment and refining costs	4,085	3,828	257	7,497	6,589	908
Transportation costs	4,397	3,935	462	7,730	7,069	661
Changes in inventories of finished goods and WIP	1,641	8,539	(6,898)	(4,561)	(435)	(4,126)
	63,599	54,619	8,980	110,535	89,645	20,890
(thousands of pounds – 75% basis)
Copper production	21,059	17,924	3,135	38,479	33,562	4,917
Copper sales	20,057	19,776	281	36,202	32,512	3,690
(Cdn$ per pound)
Direct mining costs per pound produced	2.14	1.86	0.28	2.21	2.02	0.19
Depreciation per pound produced	0.40	0.27	0.13	0.38	0.26	0.12
Treatment and refining costs per pound sold	0.20	0.19	0.01	0.21	0.20	0.01
Transportation costs per pound sold	0.22	0.20	0.02	0.21	0.22	(0.01)

Contributing to the period-over-period increase in cost of sales for the second quarter 2013 was a 44% increase in tons mined. For the second quarter 2013, direct mining and processing costs increased by 35% over the second quarter of 2012. Copper production for the second quarter of 2013 rose by 17% compared with the prior year quarter with the ramp up of the new concentrator and increased throughput in the mill. Direct mining and processing costs for the second quarter 2013 compared to the prior-year quarter were negatively impacted by higher labour and consumable costs and lower by-product credits. The increase in direct mining costs on a ‘per-unit of production’ basis was also affected by the decrease in recovery period-over-period.

Depreciation expenses have increased period-over-period, reflecting an increase in assets placed into service and an increase in production levels.

For the six months ended June 30, 2013, direct mining costs increased by 26% over the prior-year period. Contributing to the year-over-year increase in direct mining costs was a 44% increase in tons mined. The strip ratio in the first half of 2013 was 3.3, which was comparable to the 3.4 strip ratio in the prior-year period.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Other operating expenses (income)

	Three months ended June 30			Six months ended June 30
(Cdn$ in thousands)	2013	2012	Change	2013	2012	Change
General and administrative	4,374	4,024	350	9,351	9,408	(57)
Exploration and evaluation	2,374	4,862	(2,488)	5,011	9,181	(4,170)
Other operating expenses (income):
Realized loss on copper derivative instruments	3,074	905	2,169	6,147	2,594	3,553
Unrealized (gain) loss on copper derivative instruments	(4,830)	(1,470)	(3,360)	(6,815)	14,014	(20,829)
Loss on disposition of property, plant and equipment	-	-	-	-	73	(73)
Management fee income	(282)	(255)	(27)	(563)	(510)	(53)
Other income	-	-	-	(430)	-	(430)
	(2,038)	(820)	(1,218)	(1,661)	16,171	(17,832)

Decreased exploration and evaluation expenses period over period is primarily due to our New Prosperity and Aley projects entering into less cash intensive activities. The New Prosperity project entered the panel hearings process early in the third quarter. Most project related work in 2013 will be focused on environmental permitting initiatives. The Aley project is now focusing on metallurgical testing and environmental assessment studies. During the second quarter 2013, approximately $1.2 million was spent on Aley and approximately $0.9 million was spent on the New Prosperity project, compared to $2.6 million and $2.3 million, respectively, for the second quarter of 2012. For the six month period ended June 30, 2013, approximately $2.2 million was spent on Aley and $2.6 million for New Prosperity, compared to $2.6 million spent on Aley and approximately $2.3 million spent on New Prosperity during Q2 2012.

The increase in other operating income for the second quarter of 2013, over the same quarter of 2012, is primarily attributable to the gains and losses associated with the Company’s copper hedge program. In the second quarter 2013, we recognized $3.1 million in realized losses and $4.8 million in unrealized gains. This compares to $0.9 million in realized losses and $1.5 million in unrealized gains that were recognized in second quarter 2012. For the six months ended June 30, 2013, however, there was a $17.8 million increase in other operating income compared to the prior-year period. This was primarily attributable to the mark-to-market valuation for the outstanding contracts for each of the six-month periods ending June 30, offset by realized losses on the contracts that expired during the same six-month period in each year.

Marketable securities

During the period, the Company reviewed the value of its marketable securities for objective evidence of impairment based on both quantitative and qualitative criteria and determined that a write down was required. Accordingly, the Company recorded a pre-tax charge of $4.4 million (2012 – nil) in profit or loss to reflect this write down. For the six months ended June 30, 2013 a write down of $13.8 million (2012 – nil) has been recorded.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Finance expenses

	Three months ended June 30			Six months ended June 30
(Cdn$ in thousands)	2013	2012	Change	2013	2012	Change
Interest expense	5,261	3,369	1,892	7,003	7,146	(143)
Accretion on PER	500	522	(22)	1,051	1,118	(67)
	5,761	3,891	1,870	8,054	8,264	(210)

Finance expenses for the second quarter 2013 increased by $1.9 million over the second quarter of 2012. This is due to an increase in interest expense on new capital leases and secured equipment loans; in addition, the Company has ceased capitalizing interest on the construction of Concentrator #2, due to its commissioning during the first quarter. For the six months ended June 30, 2013 finance expenses increased by $0.6 million for interest on equipment loans and capital leases, offset by $0.7 million increase in capitalized interest when compared to the prior-year period.

Finance income

	Three months ended June 30			Six months ended June 30
(Cdn$ in thousands)	2013	2012	Change	2013	2012	Change
Interest income	1,952	1,915	37	3,393	3,816	(423)
Realized income on dual currency deposits	87	1,695	(1,608)	354	1,807	(1,453)
Unrealized income on dual currency deposits	-	97	(97)	-	268	(268)
Gain on sale of marketable securities	13	642	(629)	47	877	(830)
	2,052	4,349	(2,297)	3,794	6,768	(2,974)

Finance income is primarily comprised of income earned on the promissory note and reclamation deposits, gains and losses on the dual currency deposits, as well as gains on the sale of marketable securities. During the second quarter 2013 and for the six month period ending June 30, 2013, income from these items decreased compared to the prior-year periods mostly due to the lower levels of cash invested in the dual currency deposits.

Income tax

	Three months ended June 30				Six months ended June 30
(Cdn$ in thousands)	2013		2012	Change	2013		2012	Change
Current expense (recovery)	(7,695)		2,622	(10,317)	(7,395)		6,692	(14,087)
Deferred expense (recovery)	7,775		2,283	5,492	8,942		(2,405)	11,347
	80		4,905	(4,825)	1,547		4,287	(2,740)
Effective tax rate	(0.01%	)	46.0%		(6.5%	)	113.0%
Canadian statutory rate	26.0%		25.0%		25.5%		25.0%
BC Mineral tax rate	9.8%		9.8%		9.8%		9.8%

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Income and mining taxes for the year to date were $1.5 million, representing (6.5%) of the loss reported (June 30, 2012 - $4.3 million, or 113.0%), after taking into account items not deductible for taxes such as share-based compensation, unrealized foreign exchange and the write-down to marketable securities expensed during the quarter. Cash taxes as a component of the current income tax expense were $0.4 million (at June 30, 2012 - $1.4 million) and related to Taseko’s estimates of BC Mineral taxes at the Gibraltar mine.

The effective tax rate for the quarter ended June 30, 2013 is lower than 2012 and is primarily due to the Company having earnings in 2012 versus a loss in 2013, which has the effect of increasing the effective tax rate on items that are not deductible for tax purposes in a year where there are earnings, and decreasing the effective rate of tax in a year where there is a loss. Included in the 2013 loss is the write-down of marketable securities of $13.8 million. There were no write-downs of marketable securities in 2012. In 2013, the Company incurred an unrealized foreign exchange loss of $5.7 million while for the same period in 2012, the unrealized foreign exchange loss was not significant. These were offset by significant unrealized gains in the Company’s copper hedge program which reversed in 2012 and had the impact of increasing the 2012 effective tax rate.

When comparing the effective tax rate recovery for June 30, 2013 of (6.5%) to the expected statutory tax rate recovery of 35.2%, key reconciling items include the permanent items not deductible for tax purposes already noted above. In addition, the impact of certain items that are not deductible for BC Mineral taxes but are deductible for corporate income tax purposes, has the effect of driving the expected income tax recovery down. Finally, the impact of the 1% increase in BC provincial corporate income tax rates effective April 1, 2013 resulted in driving the income tax recovery down, when compared to June 30, 2012.

FINANCIAL CONDITION REVIEW

Balance sheet review

		As at
	As at June 30,	December 31
(Cdn$ in thousands)	2013	2012	Change
Cash and equivalents	93,496	134,995	(41,499)
Current assets excluding cash	93,930	93,713	217
Non-current assets	685,669	647,542	38,127
Other assets	106,443	120,198	(13,755)
Total assets	979,538	996,448	(16,910)
Current liabilities	68,885	75,213	(6,328)
Long-term debt	262,238	234,793	27,445
Other liabilities	195,479	216,634	(21,155)
Total liabilities	526,602	526,640	(38)
Equity	452,936	469,808	(16,872)
Non-cash working capital [1]	25,045	18,500	6,545
Net debt [1]	192,628	117,865	74,763
Total common shares outstanding (millions)	192.6	190.9	1.70

1 Non-cash working capital and net debt are non-GAAP financial performance measures with no standard definition under IFRS. See pages 18-21 of this MD&A.

Taseko’s asset base is comprised principally of non-current assets including property, plant and equipment, reflecting the capital intensive nature of the mining business. The current assets include cash and equivalents, accounts receivable, other financial assets and inventories (supplies and production inventories), along with prepaid expenses and deposits. Production inventories, accounts receivable and cash balances fluctuate in relation to shipping and cash settlement schedules.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Current assets including cash have decreased by $41.3 million, primarily as a result of a $38.1 million increase in property, plant and equipment.

Total liabilities as at June 30, 2013 have remained relatively stable, with no change over the $526.6 million reported at December 31, 2012. Included in the movement for the period was a decrease in the Provision for Environmental Rehabilitation (“PER”) of $24.3 million, a reduction in accounts payable and other financial liabilities of $18.9 million, offset by an increase in deferred tax liabilities of $9.7 million and debt of $33.3 million (including short-term portion).

The PER valuation was adjusted during the second quarter 2013 for changes in estimated cash flows required to discharge the liability, along with a change in the discount rates. The Bank of Canada long-term benchmark bond rate used as a proxy for long-term discount rates increased to 2.89% at June 30, 2013 compared to 2.4% at December 31, 2012. Given the long timeframe over which environmental rehabilitation expenditures are expected to be incurred (over 100 years), the amounts of the provision and asset are sensitive to even the slightest change in discount rates.

As at August 6, 2013, there were 192,561,555 common shares outstanding. In addition, there were 11,019,900 director and employee stock options outstanding. More information on these instruments and the terms of their exercise is set out in note 21 of our 2012 annual financial statements.

Liquidity, cash flow and capital resources

At June 30, 2013, the Company had cash and equivalents of $93.5 million, as compared to $135.0 million at December 31, 2012. During the quarter, the Company converted $20.1 million of highly-liquid money market instruments, previously reported as other financial assets, into cash and equivalents. We maintained our strategy of retaining significant liquidity to fund operations and the capital intensive nature of the business.

Operating cash flow for the second quarter 2013 was an inflow of $27.7 million compared to an outflow of $8.2 million for the prior-year quarter. A $59.2 million increase in non-cash working capital was the primary contributor to the significant swing in operating cash flow period over period. The principal use of net operating cash flows has been capital expenditures.

Future changes in copper and molybdenum market prices could impact the timing and amount of cash available for future investment in capital projects and/or other uses of capital. To partially mitigate these risks, copper hedges are entered into on our share of Gibraltar copper production. Alternative sources of funding for future capital or other liquidity needs include future operating cash flow, strategic partnerships, such as the Gibraltar joint venture and the Franco-Nevada gold stream transaction, and debt or equity financings. These alternatives are continually evaluated to determine the optimal mix of capital resources to address capital needs and minimize the weighted average cost of capital.

Cash used in investing activities for second quarter 2013 was $2.8 million, which was mostly due to the payment of existing Concentrator #2 construction suppliers; offset by the proceeds on the conversion of the highly-liquid money market instruments of $20.1 million. Cash used in investing activities for the prior-year quarter was $46.7 million from the investment in financial assets of $17.4 million, $40.3 million invested in property, plant and equipment, offset by proceeds from sale of financial assets of $11.2 million.

Cash used for financing activities for the second quarter 2013 was $1.9 million, primarily due to combined debt repayment and interest charges of $14.3 million, offset by $1.6 million in proceeds on the issuance of common shares and $10.7 million in proceeds from equipment loans. This compares to cash used for financing activities of $19.9 million for the prior-year quarter comprised of the repurchase of common shares for $8.5 million and a combined $11.8 million for debt repayment and interest charges, offset by $0.3 million in proceeds from share issuance.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Hedging strategy

The hedging program was implemented in 2009 as copper prices were recovering from the commodity pricing collapse that occurred in late 2008 and early 2009. Since that time, the Company’s strategy has been to hedge a portion of copper production using put options that are either purchased outright or funded by the sale of calls that are significantly out of the money using either a zero-cost basis or funded basis.

The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Approximately 50% of the Company’s share of Gibraltar’s estimated production for the second quarter of 2013 was hedged at US$3.00 per pound and for the second half of 2013 is hedged at US$2.75 per pound. During the second quarter, we hedged 40% of Taseko’s share of Gibraltar’s estimated production for the first quarter of 2014 at US$3.00 per pound.

Copper price and quantity exposure are reviewed at least quarterly to ensure that adequate revenue protection is in place. Hedge positions are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection.

Considerations on the cost of the hedging program include an assessment of Gibraltar’s estimated production costs, anticipated copper prices and estimated gross margins during the relevant period.

Commitments and contingencies

At June 30, 2013, capital commitments totaled $8.9 million on a 100% basis. At June 30, 2013, the Company’s share of total capital commitments was $6.7 million and operating commitments totaled $14.6 million.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

	2013		2012				2011
(Cdn$ in thousands,
except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	68,191	60,150	62,878	60,999	74,377	55,353	60,512	84,204
Net earnings (loss)	(14,721)	(10,482)	(5,514)	(3,133)	5,761	(6,253)	(7,694)	30,028
EPS [1]	(0.08)	(0.05)	(0.03)	(0.02)	0.03	(0.03)	(0.04)	0.15
Adjusted net earnings (loss) [2]	(10,187)	(2,858)	(2,679)	2,453	5,867	3,060	9,941	(1,991)
Adjusted EPS [1]	(0.05)	(0.01)	(0.01)	0.01	0.03	0.02	0.05	(0.01)
EBITDA 2, 3	(2,871)	(2,196)	1,302	137	17,219	(1,085)	(4,828)	56,523
Adjusted EBITDA 2, 3	3,175	7,969	5,082	7,585	17,361	11,333	19,222	13,667

(US$ per pound, except where indicated)
Realized copper price [2]	3.16	3.47	3.48	3.64	3.52	3.87	3.56	3.73
Total cash costs of sales [2]	2.53	2.26	2.65	2.51	2.28	1.98	2.20	2.33
Copper sales (million pounds - 75% basis)[4]	20.1	16.1	17.4	16.1	19.8	12.7	15.4	21.8

1 Calculated using weighted average number of shares outstanding under the basic method. Sum of all the quarters may not add up to the yearly total due to rounding.
2 Adjusted net earnings (loss), adjusted EPS, EBITDA, adjusted EBITDA, realized copper price and total cash costs of sales are non-GAAP financial performance measure with no standard definition under IFRS. See pages 18-21 of the Company’s MD&A.
3 Certain prior-period measures have been recalculated to conform to the presentation adopted for the current period.
4 Copper pounds sold reflect net copper pounds sold to our customers. A net smelter payable deduction of approximately 3.5% is applied to derive net pounds of copper sold.

Financial results for the last eight quarters reflect: volatile copper prices that impact realized prices; variability in the quarterly sales volumes due to timing of shipments which impacts revenue recognition; and a trend of increasing production costs caused by inflationary pressures on key input costs. There are other cost elements in the mine and mill operations where we have identified significant opportunities for improvement and expect to see a continued downward trend in the final half of 2013. Continued focus remains on long-term reduction of unit costs and further efficiencies will be gained once Concentrator #2 achieves full design capacity in the second half of 2013.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's significant accounting policies are presented in note 2 of the 2012 annual financial statements. The preparation of the Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas where judgment is applied include reserve and resource estimation; asset valuations and the measurement of impairment charges or reversals; finished and in-process inventory quantities; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; assessment of joint control in business combinations; and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to the financial statements and the 2012 annual financial statements as appropriate.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change our estimates of reserves. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventory, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

CHANGE IN ACCOUNTING POLICIES

Joint Arrangements

In May 2011, the IASB issued IFRS 11, Joint Arrangements, which provides guidance on accounting for joint arrangements. If an arrangement has joint control, IFRS 11 classifies joint arrangements as either joint operations or joint ventures, depending on the rights and obligations of the parties involved.

A joint operation is an arrangement where the jointly controlling parties have rights to the assets and obligations in respect of the liabilities relating to the arrangement. An entity accounts for a joint operation by recognizing its portion of the assets, liabilities, revenues and expenses. A joint venture is an arrangement where the jointly controlling parties have rights to the net assets of the arrangement. A joint venture is accounted for using the equity method. Proportionate consolidation of joint ventures is no longer permitted.

This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company has completed its assessment of these amendments and concluded that the Company’s interest in the Gibraltar joint arrangement is a joint operation. The Company arrived at this conclusion through assessing the Joint Venture and Operating agreements in place. There was no material impact on the Company’s financial statements upon adopting IFRS 11.

Production Stripping Costs

The IFRS Interpretations Committee issued IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine (IFRIC 20), effective January 1, 2013.

Previously, the Company only capitalized stripping costs incurred in order to provide initial access to the ore body. IFRIC 20 now provides specific guidance on how to account for stripping costs. It requires such costs to be capitalized where the recognition criteria set out in IFRIC 20 are met.

IFRIC 20 requires the Company to identify specific components of the ore body to which stripping costs will relate. A component is defined as a specific volume of the ore body that is made more accessible by the stripping activity. It is considered that a mine may have several components, which are identified based on the mine plan. Stripping costs are then capitalized when stripping activities occur in excess of the average expected for the component. Stripping costs are depreciated over the life of the component based on units of production.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

IFRIC 20 is to be applied prospectively to production stripping costs incurred on or after the beginning of the earliest period presented. The financial impacts of the Company’s transition to IFRIC 20 can be found in note 20 and the 2012 comparative information contained in these financial statements has been restated.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

The Company’s internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that:

(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There have been no changes in our internal controls over financial reporting and disclosure controls and procedures during the period ended June 30, 2013 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

The Company’s management, at the direction of our chief executive officer and acting chief financial officer, have evaluated the effectiveness of the design and operation of the internal controls over financial reporting and disclosure controls and procedures as of the end of the period covered by this report, and have concluded that they were effective.

RELATED PARTY TRANSACTIONS

Key management personnel

Key management personnel include the members of the Board of Directors and executive officers of the Company.

During the second quarter 2013, the Company incurred total compensation expenses of $2.3 million for its key management personnel compared to $1.5 million in the second quarter 2012.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

The Company has adopted a Deferred Share Unit (“DSU”) Plan (the “DSU Plan”) for non-employee directors, effective February 15, 2013. The DSU Plan provides for an annual grant to each non-employee director of the Company, or an equivalent cash payment in lieu thereof, which participants have agreed would in first instance be used to assist in complying with the Company’s share ownership guidelines. DSU’s vest immediately upon grant and are paid out in cash when a participant ceases to be a director of the Company.

During the first quarter of 2013, the Company issued 133,333 DSU’s to directors. The DSU’s were valued at $3.18 per unit based upon the underlying share price at grant date and are fair valued based upon the market price every period end. The total number of deferred and restricted share units outstanding at June 30, 2013 was 133,333 units.

Other related parties

Hunter Dickinson Services Inc. ("HDSI") is a private company which has certain directors in common with the Company. HDSI carries out geological, engineering, corporate development, administrative, financial management, investor relations, and other management activities for the Company. The terms and conditions of the transactions are similar to transactions conducted on an arm’s length basis. During the second quarter 2013, the Company incurred general and administrative expenses and exploration and evaluation expenses of $0.9 million with HDSI compared to $0.6 million for the second quarter of 2012.

The Gibraltar joint venture pays a management fee to Taseko for services rendered as operator of the Gibraltar mine. During the second quarter of 2013, the Company has earned $0.28 million of other operating income for these services rendered, compared to $0.25 million in the second quarter of 2012.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs per pound

Total costs of sales include all costs absorbed into inventory, as well as by-product credits, treatment & refining costs and transportation costs, less depreciation. Total cash costs per pound sold are calculated by dividing the aggregate of the applicable costs by copper pounds sold. Total operating costs of production are total cash costs of sales adjusted for the net movement in inventory during the period. Total operating costs per pound produced are calculated by dividing the aggregate of the applicable costs by copper pounds produced. These measures are calculated on a consistent basis for the periods presented.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

	Three months ended		Six months ended
		June 30,		June 30,
(Cdn$ in thousands, unless otherwise indicated) – 75% basis	2013	2012	2013	2012
Cost of sales	63,599	54,619	110,535	89,645
Less non-cash items:
Depreciation	(8,331)	(4,928)	(14,710)	(8,671)
Less by-product credits:
Molybdenum	(2,517)	(3,264)	(5,252)	(8,554)
Silver	(763)	(858)	(1,719)	(1,608)
Total cash costs of sales	51,988	45,569	88,854	70,812
Total copper sold (thousand pounds)	20,057	19,776	36,202	32,512
Total cash costs per pound sold	2.59	2.30	2.45	2.18
Average exchange rate for the period (CAD/USD)	1.0235	1.0101	1.0161	1.0056
Total cash costs of sales (US$ per pound)	2.53	2.28	2.41	2.17

	Three months ended		Six months ended
		June 30,		June 30,
(Cdn$ in thousands, unless otherwise indicated) – 75% basis	2013	2012	2013	2012
Total cash costs of sales	51,988	45,569	88,854	70,812
Net change in inventory	(1,641)	(8,539)	4,561	435
Total operating costs of production	50,347	37,030	93,415	71,247
Less offsite costs:
Treatment and refining costs	(4,085)	(3,828)	(7,497)	(6,589)
Transportation costs	(4,397)	(3,935)	(7,730)	(7,069)
Net operating costs	41,865	29,267	78,188	57,589
Total copper produced (thousand pounds)	21,059	17,924	38,479	33,562
Total costs per pound produced	1.99	1.63	2.03	1.72
Average exchange rate for the period (CAD/USD)	1.0235	1.0101	1.0161	1.0056
Net operating costs of production
(US$ per pound)	1.94	1.62	2.00	1.71

Adjusted net earnings

Adjusted net earnings removes the effect of the following transactions from net earnings as reported under IFRS:

  Unrealized gains/losses on derivative instruments;
  Gains/losses on the sale of financial instruments;
  Write-down of marketable securities;
  Changes in the fair value of financial instruments;
  Foreign currency translation gains/losses; and
  Non-recurring transactions, including non-recurring tax adjustments.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

	Three months ended		Six months ended
		June 30,		June 30,
(Cdn$ in thousands, except per share amounts)	2013	2012	2013	2012
Net (loss) earnings	(14,721)	5,761	(25,203)	(492)
Unrealized loss (gain) on derivatives	(4,830)	(1,470)	(6,815)	14,014
Gain on sale of marketable securities and dividend income	(13)	(642)	(47)	(877)
Write-down of marketable securities	4,363	-	13,750	-
Unrealized (income) loss on DCDs	-	(97)	-	(268)
Non-recurring other expenses (income)	-	-	(430)	-
FX translation losses (gains)	6,526	2,351	9,753	(309)
Estimated tax effect of adjustments	(1,512)	(36)	(4,053)	(3,141)
Adjusted net (loss) earnings	(10,187)	5,867	(13,045)	8,927
Adjusted EPS	(0.05)	0.03	(0.07)	0.05

EBITDA and adjusted EBITDA

EBITDA represents net earnings before interest, income taxes, and depreciation. EBITDA is presented because it is an important supplemental measure of our performance and is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present EBITDA when reporting their results. Issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. The Company believes EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

Adjusted EBITDA is presented as a further supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is prepared by adjusting EBITDA to eliminate the impact of a number of items that are not considered indicative of ongoing operating performance.

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that are not likely to recur or are not indicative of the Company’s future operating performance consisting of:

  Unrealized gains/losses on derivative instruments;
  Gains/losses on the sale of marketable securities;
  Write-down of marketable securities;
  Foreign currency translation gains/losses; and
  Non-recurring transactions.

While some of the adjustments are recurring, loss on the extinguishment of debt, and gains/losses on the sale of marketable securities do not reflect the underlying performance of the Company’s core mining business and are not necessarily indicative of future results. Furthermore, unrealized gains/losses on derivative instruments, foreign currency translation gains/losses and changes in the fair value of financial instruments are not necessarily reflective of the underlying operating results for the reporting periods presented.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

	Three months ended		Six months ended
		June 30,		June 30,
(Cdn$ in thousands, except per share amounts)	2013	2012	2013	2012
Net loss	(14,721)	5,761	(25,203)	(492)
Add:
Depreciation	8,461	5,099	14,979	9,009
Interest expense	5,261	3,369	7,003	7,146
Interest income	(1,952)	(1,915)	(3,393)	(3,816)
Income tax expense (recovery)	80	4,905	1,547	4,287
EBITDA	(2,871)	17,219	(5,067)	16,134
Adjustments:
Unrealized (gain)/loss on derivative instruments	(4,830)	(1,470)	(6,815)	14,014
Gain on sale of marketable securities	(13)	(642)	(47)	(877)
Write-down of marketable securities	4,363	-	13,750	-
Non-recurring other expenses (income)	-	-	(430)	-
Foreign currency translation (gains) losses	6,526	2,351	9,753	(309)
Unrealized (income) loss on DCDs	-	(97)	-	(268)
Adjusted EBITDA	3,175	17,361	11,144	28,694

Gross profit before depreciation

Gross profit before depreciation is gross profit with depreciation added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and is meant to provide further information about the financial results to investors.

	Three months ended		Six months ended
		June 30,		June 30,
(Cdn$ in thousands, except per share amounts)	2013	2012	2013	2012
Gross Profit	4,592	19,758	17,806	40,085
Add:
Depreciation [1]	8,331	4,928	14,710	8,671
Gross profit before depreciation	12,923	24,686	32,516	48,756

1Excludes depreciation not related to operations.